RECEIVED

2007 JUN 19 A 9:42

Office of International Corporate Finance

Securities and Exchange Commission

Room 3628 100F Street North East

Washington DC 20549

United States of America

8th June 2007

07024467

Dear Sirs

Re: File Number 82-2971

New World Development Co Ltd

Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith the Announcement dated 7 June 2007 in connection with the Company in duplicate for your files.

SUPPL

Yours truly

For and on behalf of

New World Development Co Ltd

Aldous

Aldous Chiu

PROCESSED

JUN 20 2007

THOMSON FINANCIAL

Encl.

AC/kh

6/19

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. Any prospective investors should read the Prospectus for detailed information about the proposed offer of securities mentioned in this announcement before deciding whether or not to invest in such securities. No application for the securities mentioned in this announcement should be made by any person nor would such application be accepted without completion of a formal application form or other application procedure that is to be issued with or in respect of the Prospectus.

In particular, this announcement is not an offer for securities for sale in Hong Kong, the United States or elsewhere. The securities discussed herein have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that may be obtained from the issuer or selling security holder and that would contain detailed information about the company and management, as well as financial statements.

The information included in this announcement is subject to amendment and finalisation and approval of the Prospectus. Shareholders of, and prospective investors in, the securities of the Company should therefore exercise extreme caution in interpreting this information and when dealing in such securities.

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(stock code: 0017)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF NEW WORLD DEPARTMENT STORE CHINA LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

PREFERENTIAL OFFER TO QUALIFYING SHAREHOLDERS

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the Announcement that NWDS has submitted to the Stock Exchange an advance booking form for an application for the listing of, and permission to deal in, the NWDS Shares in issue and to be issued under the Global Offering (including the NWDS Shares to be issued upon the exercise of options that may be granted under the share option scheme(s) to be adopted by NWDS) on the Main Board of the Stock Exchange.

PREFERENTIAL OFFER

The Company wishes to announce that, subject to the Global Offering and the Proposed Spin-off becoming unconditional and the final decision of the Board to proceed with the Proposed Spin-off, Qualifying Shareholders will be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 182 Shares (or such other number of Shares as will be stated in the Prospectus) held by them as at 5:00 p.m. on the Record Date.

If the Proposed Spin-off is postponed, the Directors may determine another Record Date and the Company will make a further announcement.

The Listing is sponsored by Deutsche Bank AG, Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited.

Shareholders and potential investors should note that the Proposed Spin-off, which is subject to a number of conditions, may or may not proceed. In particular, there is no assurance that the Listing Approval from the Listing Committee of the Stock Exchange will be granted or that the underwriters' obligations under the underwriting agreements will become unconditional or that the underwriting agreements will not be terminated. Thus, there can be no assurance that such Proposed Spin-off will be proceeded with, and Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the Announcement that NWDS has submitted to the Stock Exchange an advance booking form for an application for the listing of, and permission to deal in, the NWDS Shares in issue and to be issued under the Global Offering (including the NWDS Shares to be issued upon the exercise of options that may be granted under the share option scheme(s) to be adopted by NWDS) on the Main Board of the Stock Exchange.

PREFERENTIAL OFFER

The Board wishes to announce that, subject to the Global Offering and the Proposed Spin-off becoming unconditional and the final decision of the Board to proceed with the Proposed Spin-off, 20,285,000 Reserved Shares will be available for subscription by Qualifying Shareholders at the Offer Price under the Preferential Offer. The Reserved Shares will be offered under the International Placing. Based on the existing share capital structure of the Company, it is currently estimated that Qualifying Shareholders will be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 182 Shares (or such other number of Shares as will be stated in the Prospectus) held by them at 5:00 p.m. on the Record Date. However, the aforesaid is only an estimate and the final assured entitlement will depend on the number of Shares held by Qualifying Shareholders at 5:00 p.m. on the Record Date. Fractional Shareholders will not be entitled to apply for any Reserved Shares. In addition, upon having considered the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange, the Directors consider it to be necessary or expedient that the Preferential Offer will not be extended to Overseas Shareholders in accordance with Rule 13.36(2) of the Listing Rules. The Reserved Shares will be offered and sold outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933.

With a view to maintaining at least the minimum prescribed percentage of NWDS Shares in the hands of the public in compliance with the Listing Rules immediately after the Global Offering and to maximising the opportunity of the public to participate in the Global Offering, no Reserved Shares will be offered to connected persons (as defined under the Listing Rules) of NWDS to the extent that they are Qualifying Shareholders. Instead, Reserved Shares to which such Qualifying Shareholders would have been entitled will be reallocated and offered to other Qualifying Shareholders under the Preferential Offer on a pro rata basis.

A blue application form, together with an electronic copy of the Prospectus on CD-ROM, will be despatched to each Qualifying Shareholder who is entitled to apply for the Reserved Shares at his or her address recorded on the Company's register of members as at 5:00 p.m. on the Record Date. Qualifying Shareholders will be permitted to apply for a number of Reserved Shares which is greater than, less than, or equal to, their assured entitlements under the Preferential Offer. Where a Qualifying Shareholder applies for a number of Reserved Shares which is greater than his or her assured entitlement, his or her assured entitlement will be satisfied in full, subject as mentioned above, but the excess portion of such application will only be met to the extent that there are sufficient available Reserved Shares resulting from other Qualifying Shareholders declining to take up some or all of their assured entitlements. Qualifying Shareholders may, in addition to applying for Reserved Shares, also apply for NWDS Shares under the Hong Kong Public Offering. Any assured entitlements not taken up by Qualifying Shareholders will first be allocated to satisfy the excess applications for the Reserved Shares from other Qualifying Shareholders on a

fair and reasonable basis, and thereafter, at the discretion of the Joint Global Coordinators, to the investors in the International Placing. Save for the above, the Preferential Offer will not be subject to the clawback arrangement between the International Placing and the Hong Kong Public Offering.

An electronic copy of the Prospectus on CD-ROM (without the blue application form) will be despatched to each Fractional Shareholder for information only. A printed copy of the Prospectus (without the blue application form) will be posted to Overseas Shareholders by mail for information only.

According to Rule 2.07A(2) of the Listing Rules, the corporate communication may be sent or otherwise made available by the listed issuer to a holder of its securities using electronic means only where the listed issuer has previously received from that holder an express, positive confirmation in writing that the holder wishes to receive or otherwise have made available to the holder the corporate communication by the means and in the manner proposed by the listed issuer. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 2.07A(2) of the Listing Rules. Further details of the arrangements relating to the distribution of the electronic copy of the Prospectus on CD-ROM to Qualifying Shareholders and Fractional Shareholders will be announced by the Company on the day of commencement of the Hong Kong Public Offering.

Shareholders should note that assured entitlements to Reserved Shares may not represent a multiple of a full board lot of 1,000 NWDS Shares and will be rounded down to the closest whole number if required, and that dealings in odd lots of the NWDS Shares may be at a price below the prevailing market price for full board lots. **Entitlements to the Reserved Shares will not be transferable and there will be no trading in nil paid entitlements on the Stock Exchange. Any NWDS Shares issued pursuant to the Preferential Offer will be deemed fully paid, ranking *pari passu* in all respects with other NWDS Shares then in issue.**

If the Proposed Spin-off and the Global Offering does not proceed for any reason, the Preferential Offer will not be made and, in such case, no Qualifying Shareholders will be entitled to apply for any Reserved Shares thereunder.

The Listing is sponsored by Deutsche Bank AG, Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited.

TENTATIVE TIMETABLE FOR THE ASSURED ENTITLEMENTS

Set out below is the tentative timetable for the assured entitlements:

Last day of dealings in Shares on cum-entitlement basis . . . . Wednesday, 20 June 2007

First day of dealings in Shares on ex-entitlement basis . . . . Thursday, 21 June 2007

Latest time for lodging transfer of Shares
cum-entitlement pursuant to the Preferential Offer . . . . .4:00 p.m., Friday, 22 June 2007

Record Date . . . . .5:00 p.m., Friday, 22 June 2007

All times above refer to Hong Kong local time. Please note that the above tentative timetable depends on the final timetable of the Proposed Spin-off and thus it may be subject to further changes. If the Proposed Spin-off is postponed, the Directors may determine another Record Date and the Company will make a further announcement.

INFORMATION ON THE COMPANY

The Company is principally engaged in investments in the areas of property, infrastructure, services, department store operation, hotel operation and telecommunications and technology.

Shareholders and potential investors should note that the Proposed Spin-off, which is subject to a number of conditions, may or may not proceed. In particular, there is no assurance that the Listing Approval from the Listing Committee of the Stock Exchange will be granted or that the underwriters' obligations under the underwriting agreements will become unconditional or that the underwriting agreements will not be terminated. Thus, there can be no assurance that such Proposed Spin-off will be proceeded with, and Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off if and when appropriate in accordance with the Listing Rules.

DEFINITIONS

For the purposes of this announcement, capitalised items appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Announcement"	the announcement of the Company dated 5 March 2007 in relation to, among other things, the Proposed Spin-off and the Global Offering
"Board"	board of Directors
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and which is currently the sole shareholder of NWDS as at the date of this announcement
"Directors"	directors of the Company
"Fractional Shareholders"	Shareholders, whose names appear on the register of members of the Company as holding less than 182 Shares (or such other number of Shares as will be stated in the Prospectus) as of 5:00 p.m. on the Record Date, other than the Overseas Shareholders
"Global Offering"	the proposed initial public offering and placing of NWDS Shares, comprising the Hong Kong Public Offering and the International Placing
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Public Offering"	the offering for subscription of NWDS Shares for cash at the Offer Price by way of a public offer in Hong Kong on and subject to the terms and conditions to be stated in the Prospectus and in the application forms relating thereto
"HK$"	Hong Kong dollars and cents, the lawful currency of Hong Kong
"International Placing"	the placing of NWDS Shares with certain professional, institutional and other investors at the Offer Price pursuant to the Global Offering
"Joint Global Coordinators"	the joint global coordinators of the Global Offering, being Deutsche Bank AG, Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited
"Listing"	the proposed listing of NWDS Shares on the Main Board of the Stock Exchange

"Listing Approval"	the approval by the Listing Committee of the Stock Exchange for the Proposed Spin-off and the listing of, and permission to deal in, the NWDS Shares in issue and to be issued under the Global Offering (including the NWDS Shares to be issued upon the exercise of options that may be granted under the share option scheme(s) to be adopted by NWDS) on the Main Board of the Stock Exchange
"Listing Committee"	the listing committee of the Stock Exchange
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Main Board"	the stock exchange (excluding the options market) operated by the Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market operated by the Stock Exchange
"NWDS"	New World Department Store China Limited, a company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of the Company as at the date of this announcement
"NWDS Share(s)"	the ordinary share(s) of NWDS with a nominal value of HK$0.10 each
"Offer Price"	the final offer price of each NWDS Share (exclusive of brokerage of 1%, Stock Exchange trading fee of 0.005% and SFC transaction levy of 0.004%) in the Global Offering
"Overseas Shareholders"	Shareholders, whose addresses on the register of members of the Company at 5:00 p.m. on the Record Date are outside Hong Kong
"PRC"	the People's Republic of China
"Preferential Offer"	the preferential offer of NWDS Shares to Qualifying Shareholders
"Proposed Spin-off"	the proposed spin-off of NWDS, comprising the Global Offering and the Listing
"Prospectus"	the prospectus which will be issued by NWDS in connection with the Hong Kong Public Offering, if the Global Offering proceeds
"Qualifying Shareholders"	Shareholders, whose names appear on the register of members of the Company as holding 182 Shares (or such other number of Shares as will be stated in the Prospectus) or more as of 5:00 p.m. on the Record Date, other than the Overseas Shareholders
"Record Date"	22 June 2007, being the record date for ascertaining the Qualifying Shareholders who shall be entitled to assured entitlements
"Reserved Shares"	20,285,000 NWDS Shares, representing approximately 1.25% of the enlarged issued share capital of NWDS upon completion of the Global Offering (assuming that the over-allocation option is not exercised), being offered pursuant to the Preferential Offer
"SFC"	Securities and Futures Commission of Hong Kong
"Shareholders"	shareholders of the Company
"Share(s)"	the ordinary share(s) of the Company with a nominal value of HK$1.00

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

By Order of the Board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

Hong Kong, 7 June 2007

At the date of hereof, the Board comprises:

Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart, Mr. Cheng Chi-kong, Adrian, Mr. Cheng Yue-pui#, Mr. Cheng Kar-shing, Peter#, Mr. Chow Kwai-cheung#, Mr. Ho Hau-hay, Hamilton#, Mr. Liang Cheung-biu, Thomas#, Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard*, Dr. Cha Mou-sing, Payson* (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John*"*

non-executive Directors

* *independent non-executive Directors*

"*Please also refer to the published version of this announcement in* ***The Standard***."

END